Ryan S. Sansom +1 617 570 1373 rsansom@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 14, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

Re:                             Jounce Therapeutics, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted November 17, 2016
CIK No. 0001640455

Dear Ms. Hayes:

This letter is submitted on behalf of Jounce Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1, confidentially submitted on November 17, 2016 (the “Draft Registration Statement”), as set forth in your letter dated November 29, 2016 addressed to Richard Murray, Ph.D., Chief Executive Officer, President and Director of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references refer to the Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Prospectus Summary, page 1

Strategic Alliance with Celgene, page 5

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 14, 2016

1.                                      We note your response to comment 1 and disagree with your determination that possible receipt of $2.6 billion from the Celgene agreement is appropriate disclosure for the summary. Given the early stage of development of JTX-2011 and the fact that the other potential product candidates are still in the Target ID/Discovery phases, receipt of these payments is highly uncertain. Please remove the references to the potential receipt of $2.6 billion from the summary.

RESPONSE:  The Company respectfully advises the Staff that proposed revisions to its disclosure which the Company intends to include in a subsequent amendment to the Draft Registration Statement in response to the Staff’s comment are set forth on the pages to Exhibit A attached hereto designated as page 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 85

2.                                      We note your response to comment 2. Please revise your disclosure to quantify the aggregate option exercise fee and research term extension fee ranges on a product by product basis.

RESPONSE:  The Company respectfully advises the Staff that proposed revisions to its disclosure which the Company intends to include in a subsequent amendment to the Draft Registration Statement in response to the Staff’s comment are set forth on the pages to Exhibit A attached hereto designated as page 87.

*     *     *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom, Esq.

Enclosures

Ms. Suzanne Hayes

United States Securities and Exchange Commission

December 14, 2016

cc:                                Richard Murray, Ph.D., Chief Executive Officer & President, Jounce Therapeutics, Inc.

Kim C. Drapkin, Chief Financial Officer, Jounce Therapeutics, Inc.

Anna L. Barry, Ph.D., Esq., Senior Vice President of Legal, Jounce Therapeutics, Inc.

Mitch S. Bloom, Esq., Goodwin Procter LLP

Patricia G. Mets, Esq., Goodwin Procter LLP

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP

Exhibit A

(see attached)

• Identifying potential predictive biomarkers to prioritize indications and match the right therapy to the right patients:Early in the development process, we use our Translational Science Platform to identify potential predictive biomarkers designed to enable us to enrich for a patient population more likely to respond to our immunotherapy. In addition we can also use characteristics defined by our biomarker efforts to focus on niche indications and/or niche subsets within indications to inform our clinical strategy. By taking this biomarker-driven approach, which supports enriched-enrollment clinical trial design by stratifying patients and focusing on the biomarker positive patients whose tumors express our biomarker(s) of interest, we believe that we can more efficiently develop our cancer immunotherapies. The biomarker results, coordinated to clinical response, will determine the utility of proceeding to the use of a complementary diagnostic and/or companion diagnostic for a given therapy. Our ability to prioritize targets and potential predictive biomarkers using our Translational Science Platform was a key component leading to our recently announced strategic collaboration with Celgene Corporation, or Celgene. This global strategic collaboration, which included a $225.0 million upfront payment and a $36.1 million equity investment, is primarily focused on co-developing and co-commercializing innovative biologic immunotherapy treatments for patients with cancer. Under the agreement, we granted Celgene exclusive options to develop and commercialize our lead product candidate, JTX-2011, and up to four early-stage programs consisting of targets to be selected from a pool of certain B cell, T regulatory cell and tumor-associated macrophage targets. Additionally, Celgene has an exclusive option to develop and commercialize our product candidate JTX-4014, which, upon exercise of such option, will be a shared program that may be used by both parties in and outside of the collaboration. Under the terms of the agreement, if Celgene exercises all of its options, all programs meet all milestones, including regulatory approvals in the United States and outside the United States, and Celgene extends the initial four-year research term for three additional years, we are eligible to earn additional clinical, regulatory, and/or commercialization milestone payments, option-exercise fees and research term extension fees. In addition to progressing collaboration programs, we will continue to use our Translational Science Platform to progress our own programs that are not part of the collaboration and for which we retain worldwide commercial rights. Immunotherapies are increasingly recognized as a critical component of cancer therapy and are beginning to fundamentally change the paradigm for treating patients. Fewer than half of all cancer patients respond to single agent immunotherapies. Combination therapies are beginning to yield greater responses than single agent therapies, yet there is still significant unmet medical need among large patient populations across most solid tumor indications. In addition, there is a significant number of patients with tumors that lack, or have low levels of, immune cell infiltrate where additional approaches may be required to fully realize the benefit of immunotherapy agents. We believe targeting novel immune mechanisms in combination with identifying and using predictive biomarkers may best address these areas of unmet need. Our Translational Science Platform utilizes a suite of integrated technologies to comprehensively profile the cellular and molecular characteristics within thousands of human solid tumors, providing critical information about the TME that we believe will allow us to identify and guide new immunotherapies more efficiently through development. We utilize a systematic approach to match targets to defined patient populations, as well as niche indications and/or niche subsets within indications, that we believe are more likely to benefit from these therapies. Building on our biomarker-driven strategy, we aim to establish complementary diagnostics and/or companion diagnostics for each of our product candidates to identify the right patients for treatment. JTX-2011, our lead program, has shown preclinical anti-tumor effects both as a single agent and in combination with existing immunotherapies such as anti-PD-1 antibodies. Single agent efficacy in preclinical 2 initial four year research term for three additional years, we are eligible to earn up to approximately $2.6 billion in clinical, regulatory, and/or commercialization milestone payments, option-exercise fees and research term extension fees. The development milestones are payable on initiation of certain clinical trials and range from $32.5 million to $105.0 million, per program, with an aggregate total of $290.0 million. The regulatory approval milestones are payable upon regulatory approval in the United States and outside the United States and range from $7.5 million to $50.0 million per milestone, with an aggregate total of $700.0 million. The commercial milestones are payable upon achievement of specified aggregate product sales outside the United States for each program and range from $40.0 million to $200.0 million per milestone, with an aggregate total of $1.270 billion. We are also eligible to receive royalties on product sales outside the United States ranging from high single digit to mid-teen royalties. If Celgene elects to exercise any of the program options, Celgene will pay us an option-exercise fee of $10.0 million to $60.0 million that varies by program, with an aggregate of $182.5 million if Celgene exercises all six program options. The initial research term of the collaboration is four years, which can be extended, at Celgene’s option, annually for up to three additional years for additional consideration that ranges from $30.0 million to $45.0 million per year, for an aggregate of $120.0 million if the term is extended for an additional three years. In the future, we will continue to generate revenue from the Celgene collaboration and may generate revenue from product sales or other collaboration agreements, strategic alliances and licensing arrangements. We expect that our revenue will fluctuate from quarter to quarter and year to year as a result of the timing and amount of license fees, milestones, reimbursement of costs incurred and other payments and product sales, to the extent any are successfully commercialized. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected. Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We have incurred an accumulated deficit of $78.6 million through September 30, 2016. We expect to incur substantial additional losses in the future as we expand our research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we: • Complete our multi-arm Phase I/II clinical trial with our lead product candidate, JTX-2011; • Complete our IND enabling activities for JTX-4014 and advance this program into clinical trials for use in combination with JTX-2011 and other potential product candidates; • Continue to develop and identify potential predictive biomarkers and complementary diagnostics and/or companion diagnostics for JTX-2011 and other potential product candidates; • Continue to develop and enhance our Translational Science Platform and advance our early stage pipeline of immunotherapy programs including early research activities under our Celgene collaboration into later stages of development; • Increase our headcount to support our Celgene collaboration efforts and to expand our clinical development team; and • Incur additional costs and headcount associated with operating as a public company upon the closing of this offering. 87